Exhibit 99.1

Ardmore Shipping Corporation Announces Dividend Reinvestment Plan

HAMILTON, Bermuda--(BUSINESS WIRE)--April 2, 2015--Ardmore Shipping Corporation (NYSE:ASC) (“Ardmore” or the “Company”) today announced it has adopted a Dividend Reinvestment Plan (the “DRIP”).

All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP. Shareholders who wish to participate in the DRIP must enroll in the DRIP with the plan administrator before the record date for the Company’s dividend. Participation in the DRIP is optional.

The DRIP allows participants to obtain additional common shares of the Company by automatically reinvesting all or any portion of the cash dividends paid on common shares held by the DRIP participant. The Company may, from time to time, in its discretion, determine the source of the common shares to be purchased under the DRIP.

Anthony Gurnee, the Company’s Chief Executive Officer, commented:

“We are pleased to announce the initiation of a Dividend Reinvestment Plan. Ardmore is committed to building long-term shareholder value, and the DRIP provides a convenient, cost-effective method for our existing shareholders to continue building their investment in Ardmore.”

The DRIP will be administered through the Company’s transfer agent, Computershare Trust Company, N.A. (“Computershare”). Computershare will purchase shares for issuance under the DRIP from sources identified by the Company, as described in the DRIP. Shareholders and other persons may obtain a copy of the DRIP prospectus and enrollment forms by contacting Computershare at (877) 373-6374, or visiting Computershare’s website at www.computershare.com/investor.

This press release is not an offer to sell or a solicitation of an offer to buy securities. A registration statement on Form F-3 relating to the DRIP has been filed with the U.S. Securities and Exchange. Copies of the registration statement may be obtained under the Company’s profile on EDGAR at www.sec.gov.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of mid-size product and chemical tankers ranging from 17,500 to 50,300 deadweight tonnes. The Company provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore’s core strategy is to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, maintain its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT:
Investor Relations Enquiries:
The IGB Group
Mr. Leon Berman
Tel: 212-477-8438
Fax: 212-477-8636
lberman@igbir.com